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                                              Filed by Circuit City Stores, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        And deemed filed pursuant to Rule 14a-12
                                          Of the Securities Exchange Act of 1934
                                      Subject Company: Circuit City Stores, Inc.
                                                   Commission File No. 001-05767

                 REGISTRATION STATEMENT FOR SEPARATION OF CARMAX
                      FROM CIRCUIT CITY DECLARED EFFECTIVE


                   Shareholder Vote Set for September 10, 2002


Richmond, Va., August 6, 2002 - Circuit City Stores, Inc. announced today that the Securities and Exchange Commission has declared effective the CarMax, Inc. registration statement, which includes a proxy statement/prospectus relating to the previously announced plan to separate the CarMax auto superstore business from the Circuit City consumer electronics business through a tax-free transaction in which CarMax, Inc., presently a wholly owned subsidiary of Circuit City Stores, Inc., would become an independent, separately traded public company.

Holders of record of outstanding shares of Circuit City Group Common Stock and CarMax Group Common Stock at the close of business on July 22, 2002, will be entitled to vote upon a proposal to approve the separation and other related matters at a special meeting of shareholders scheduled for September 10, 2002. Circuit City Stores expects to mail proxy solicitation materials, including the proxy statement/prospectus for the special meeting, to shareholders by mid-month.

If the shareholders and the board of directors approve the separation plan, Circuit City Stores will redeem its CarMax Group stock in exchange for shares of CarMax, Inc. common stock. Simultaneously, a number of shares of CarMax, Inc. common stock equal to the number of shares of CarMax Group stock reserved for the Circuit City Group will be distributed as a tax-free dividend to the holders of Circuit City Group stock. The company expects the separation, if approved, to be effective October 1, 2002.

With headquarters in Richmond, Va., Circuit City Stores, Inc. (NYSE:CC,KMX) operates 605 Circuit City Superstores, 17 mall-based Circuit City Express stores and 40 CarMax stores in 38 locations. Circuit City is a leading national retailer of brand-name consumer electronics, personal computers and entertainment software, operating more locations in more markets than any other consumer electronics specialty retailer. CarMax is the nation's leading specialty retailer of used cars. Its locations include 36 used-car superstores and 17 new-car franchises, 15 of which are integrated or co-located with its used-car superstores. For more information, access the company's Web sites at circuitcity.com and CarMax.com.

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Security holders are urged to read the proxy statement/prospectus, as well as the other materials filed as part of the registration statement, when they become available because they will contain important information. Investors may obtain a copy of these materials when they become available, as well as other materials filed with the SEC concerning Circuit City and CarMax, Inc., at the SEC's Web site at http://www.sec.gov. In addition, these materials and other documents may be obtained free of charge by directing a request to Circuit City Stores, Inc., 9950 Mayland Drive, Richmond, Virginia 23233, Attention: Corporate Secretary, Telephone: (804) 527-4022.

With respect to the separation, Circuit City and its officers and directors may be deemed to be participants in the solicitation of proxies from the company's shareholders. Information regarding Circuit City's officers and directors is included in Circuit City's proxy statement for its 2002 annual meeting of shareholders filed with the SEC on May 15, 2002. This document is available free of charge at the SEC's Web site or from Circuit City Stores, Inc. as described above.

This release contains forward-looking statements, which are subject to risks and uncertainties. Additional discussion of factors that could cause actual results to differ materially from management's projections, forecasts, estimates and expectations is contained in the company's SEC filings.


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Contact:   Ann Collier, Vice President of Financial and Public Relations,
                        Circuit City Stores, Inc., (804) 527-4058
           Dandy Barrett, Director of CarMax Investor Relations, (804) 935-4591 Celeste Gunter, Director of Circuit City Investor Relations,
                        (804) 418-8237